Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 8, 2013

Relating to Preliminary Prospectus dated November 8, 2013

Registration Statement No. 333-191601

TANDEM DIABETES CARE, INC.

Update to Preliminary Prospectus

Dated November 4, 2013

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated November 8, 2013, included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-191601) of Tandem Diabetes Care, Inc., as filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2013 (as so amended, the “Registration Statement”), relating to our proposed offer and sale of shares of our common stock, and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the revised preliminary prospectus and should be read together with the revised preliminary prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 12 of the revised preliminary prospectus.

To review the revised preliminary prospectus contained in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1438133/000119312513435460/d576419ds1a.htm

References to “we,” “us,” the “Company,” or “Tandem” are used in the manner described in the revised preliminary prospectus. The following information is set forth in Amendment No. 3 to the Registration Statement and supplements and updates the information in the preliminary prospectus, dated November 4, 2013.

The following supplements the discussion on page 59 of the preliminary prospectus, dated November 4, 2013, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations & Commitments.”

As more fully described in the “Subsequent Events (unaudited) – Operating Leases” section below, on November 5, 2013, we entered into a lease agreement to extend the Company’s corporate headquarters to adjacent buildings, as well as to extend the term of the existing lease to terminate concurrently with the new lease. We now estimate that the operating lease obligations relating to our facility to be:

•	$1.2 million for the period 1-3 years following December 31, 2012;

•	$3.3 million for the period 3-5 years following December 31, 2012; and

•	$4.3 million for the period more than 5 years following December 31, 2012.

The following supplements the discussion on page 95 of the preliminary prospectus, dated November 4, 2013, under the caption “Business – Facilities.”

As more fully described in the “Subsequent Events (unaudited) – Operating Leases” section below, on November 5, 2013, we entered into a lease agreement to further extend the Company’s corporate headquarters to adjacent buildings, as well as to extend the term of the existing operating lease to terminate concurrently with the new lease.

The following supplements the discussion on page F-38 of the preliminary prospectus, dated November 4, 2013, under the caption “Subsequent Events (unaudited)” by adding a new caption “Subsequent Events (unaudited) – Operating Leases” and related discussion.

On November 5, 2013, the Company entered into a noncancelable operating lease agreement to further extend the Company’s corporate headquarters to adjacent buildings (the “New Lease”), as well as to extend the term of the existing operating lease to terminate concurrently with the New Lease in 2019. There were no changes to the original lease payment schedule with the exception of extending the term for which the monthly rent would be increased by a fixed percentage each year on the anniversary of the rent commencement date of the New Lease.

Among the provisions of the New Lease, the monthly rent payments will commence on or about June 2014 and increase by a fixed percentage each year on the anniversary of the rent commencement date. As a lease incentive from the landlord, the Company received a tenant improvement allowance of approximately $412,000 for nonstructural improvements to the buildings. The Company also received an additional tenant improvement allowance of $332,000 as an incentive under the existing operating lease.

In connection with the New Lease, the Company entered into an $83,000 unsecured standby letter of credit arrangement with a bank under which the landlord of the building is the beneficiary.

Future minimum payments under both operating leases total $1.6 million, $2.0 million, $2.6 million, $2.8 million, $2.9 million and $4.3 million for the years ended December 31, 2013, 2014, 2015, 2016, 2017 and thereafter, respectively.

The Company has filed a registration statement including a preliminary Prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling BofA Merrill Lynch at 866-500-5408 or Piper Jaffray at 800-747-3924.